# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Inspirato Incorporated, CIK 0001820566
CUSIP: 45791E107
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1544 Wazee Street, Denver, Colorado (CO), 80202
Date of event which requires filing of this statement: 07/31/2025
Filed by CIK 0001907575
Persons authorized to receive notices and communications: Brent Handler, 5 Covington Drive, Englewood, Colorado (CO), 80113, 2063894533; Brad Handler, 3621 21st Street, Boulder, Colorado (CO), 80304, 2063894533

## Reporting persons
- Brent Handler (CIK 0001907575): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 22,218; shared voting power 515,764; sole dispositive power 22,218; shared dispositive power 515,764; aggregate amount beneficially owned 537,982 (4.3% of the class)
  Comment: (1) The amount reported in rows 7 and 9 consists of 22,218 shares of Class A common stock held of record by Brent Handler.
  (2) The amount reported in rows 8 and 10 consists of (i) 496,905 shares of Class A common stock held of record by Brent L. Handler Revocable Trust for which Brent Handler serves as a trustee and (ii) 18,859 shares of Class A common stock held of record by the Brent L. Handler Descendant's Trust for which Brent Handler serves as a trustee.
  (3) The reported percentage is based on the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person as set forth in Row 11 by (b) 12,440,577 shares of Class A common stock outstanding as of April 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025, filed with the Securities and Exchange Commission on May 8, 2025.
- Bradley A. Handler (CIK 0001907661): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 481,235; sole dispositive power 0; shared dispositive power 481,235; aggregate amount beneficially owned 481,235 (3.8% of the class)
  Comment: (1) The amount reported in rows 8 and 10 consists of (i) 481,235 shares of Class A common stock held of record by Handler Revocable Trust for which Bradley Handler serves as a trustee and (ii) 334,497 shares of Class A common stock held of record by the HFIN 2020 Trust for which Bradley Handler is the beneficiary.
  (2) The reported percentage is based on the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person as set forth in Row 11 by (b) 12,440,577 shares of Class A common stock outstanding as of April 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025, filed with the Securities and Exchange Commission on May 8, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Inspirato Incorporated
Address of issuer's principal executive offices: 1544 Wazee Street, Denver, Colorado (CO), 80202
Comment: This Schedule 13D relates to the Class A common stock, par value $0.0001 per share ("Class A common stock"), of Inspirato Incorporated (the "Issuer"). The principal executive office of the Issuer is located at 1544 Wazee Street, Denver, Colorado 80202. The Issuer's Class A common stock is listed on The Nasdaq Capital Market ("Nasdaq") under the symbol "ISPO."

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Brent Handler and Bradley Handler, collectively referred to herein as the "Reporting Persons."
Residence or business address: The address for the principal business address of Brent Handler is 5 Covington Drive, Englewood, CO, 80113. The address for the principal business address for Bradley Handler is 3621 21st Street, Boulder, CO 80304.
Present principal occupation or employment: The present principal occupation of each of the Reporting Persons is as follows: (i) Brent Handler - private investor; and (ii) Bradley Handler - private investor.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of the Reporting Persons is a natural person and citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
As of the date hereof, Brent Handler beneficially owns an aggregate of 537,982 shares of Class A common stock of the Issuer.

As of the date hereof, Bradley Handler beneficially owns an aggregate of 481,235 shares of Class A common stock of the Issuer.

Each of the Reporting Persons received certain of the securities reported herein pursuant to the Issuer's Business Combination Agreement, dated as of June 30, 2021. Additionally, the Reporting Persons acquired certain of securities pursuant to a Subscription Agreement by and between the Issuer and the Reporting Persons, dated as of June 30, 2021. In addition, each of the Reporting Persons acquired beneficial ownership of certain shares of Class A common stock as a result of the vesting of equity awards granted to the Reporting Persons in consideration for their service as chief executive officer and executive chairman of the Issuer, respectively.

The consideration used to acquire beneficial ownership of the shares of Class A common stock consisted solely of personal funds or service provided to the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Brent Handler is a co-founder of Inspirato, former Chief Executive Officer and a former member of the Board of Directors of the Issuer. Bradley Handler is a co-founder of Inspirato, and former Executive Chairman of the Board of Directors of the Issuer.

On July 31, 2025, the Reporting Persons delivered to the Issuer a demand, pursuant to Section 220 of the Delaware General Corporation Law, to inspect certain books and records of the Issuer (the "220 Demand").

The purpose of the 220 Demand is to allow the Reporting Persons to investigate the actions of the Issuer's senior management and board of directors pertaining to the Issuer's proposed merger with Buyerlink, Inc. and the related transactions described in the Issuer's preliminary proxy statement filed on July 25, 2025.

Except as set forth herein, the Reporting Persons do not currently have any specific plan or proposal with respect to any action that would result in the occurrence of any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time, including, but not limited to, purchasing or otherwise acquiring additional securities of the Issuer (subject to any contractual or other limitations that may current exist), selling or otherwise disposing of any securities of the Issuer beneficially owned by the Reporting Persons, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of, among other things, the results of the 220 Demand, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number of shares of Class A common stock to which this Schedule 13D relates is 1,019,217, representing 8.2% of the outstanding shares of Class A common stock, outstanding as of April 30, 2025, based on 12,440,577 shares of Class A common stock, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2025, filed with the Securities and Exchange Commission on May 8, 2025.

The aggregate number of shares of Class A common stock beneficially owned by Brent Handler is 537,982 which includes (i) 22,218 shares of Class A common stock directly beneficially owned by Brent Handler; (ii) 496,905 shares of Class A common stock indirectly beneficially owned by Brent Handler by virtue of his position as a trustee of the Brent L. Handler Revocable Trust; and (iii) 18,859 shares of Class A common stock indirectly beneficially owned by the Reporting Person by virtue of his position as a trustee of the SLH Descendant's Trust.

The aggregate number of shares of Class A common stock beneficially owned by Bradley Handler is 481,235 which includes (i) 146,738 shares of Class A common stock indirectly beneficially owned by Bradley Handler by virtue of his position as a trustee of the Handler Revocable Trust; and (ii) 334,497 shares of Class A common stock indirectly beneficially owned by Bradley Handler by virtue of his position as the beneficiary of the HFIN 2020 Trust.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Information concerning transactions in the shares of Common Stock effected in the 60 days prior to this filing by the Reporting Persons is set forth in Annex I of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Person, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement
99.2 Annex A Information with Respect to Transactions of Common Stock

## Signatures
- Brent Handler: /s/ Brent Handler, Brent Handler (07/31/2025)
- Bradley A. Handler: /s/ Bradley A. Handler, Bradley A. Handler (07/31/2025)